Exhibit 99.3

May 7, 2024

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) for Enerflex Ltd. (“Enerflex” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements (the “Financial Statements”) for the three months ended March 31, 2024 and 2023, the Company’s 2023 Annual Report, the Annual Information Form (“AIF”) for the year ended December 31, 2023, and the cautionary statements regarding forward-looking information in the “Forward-Looking Statements” section of this MD&A.

The MD&A focuses on information and material results from the Financial Statements and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered exhaustive, as it excludes possible future changes that may occur in general economic, political, and environmental conditions. Additionally, other factors may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the Management Information Circular dated March 15, 2024, the AIF, and Form 40-F, which are available on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”, and is presented in United States dollars unless otherwise stated.

Change in Presentation Currency

Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars (“CAD”) to United States dollars (“USD”). The change will provide more relevant reporting of the Company’s financial position, given that a significant portion of the Company’s legal entities applied USD as its functional currency and a significant portion of the Company’s expenses, cash flows, assets and revenues are denominated in USD. The change in presentation currency represents a voluntary change in accounting policy. The Company has applied the presentation currency change retrospectively. All periods presented in this MD&A have been translated into the new presentation currency, in accordance with the guidance in IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Further details are provided in Note 1(c) of the Notes to the Financial Statements.

M-1

Summary Results

	Three months ended March 31,
($ millions, except percentages)	2024	2023
Revenue	$638	$610
Gross margin	87	119
Selling, general and administrative expenses (“SG&A”)	78	78
Foreign exchange loss	1	8
Operating income	$8	$33
Earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”)	47	80
Earnings before finance costs and income taxes (“EBIT”)	3	33
Net earnings (loss)	(18)	10
Cash provided by (used in) operating activities	101	(2)
Key Financial Performance Indicators (“KPIs”)[1]
Engineered Systems (“ES”) bookings	$420	$383
ES backlog	1,266	1,139
Gross margin as a percentage of revenue	13.6%	19.5%
Gross margin before depreciation and amortization (“Gross margin before D&A”)	119	156
Gross margin before D&A as a percentage of revenue	18.7%	25.6%
Adjusted EBITDA	69	90
Free cash flow	78	(3)
Long-term debt	853	1,078
Net debt	743	884
Bank-adjusted net debt to EBITDA ratio	2.2	2.9
Return on capital employed (“ROCE”)[2]	0.6%	(0.1)%

[1]	These KPIs are non-IFRS measures. Further detail is provided in the “Non-IFRS Measures” section of this MD&A.
[2]	Determined by using the trailing 12-month period.

M-2	Q1 2024 Report 2024

Results Overview

•

The Company recorded revenue of $638 million during the three months ended March 31, 2024 compared to $610 million during the three months ended March 31, 2023. The higher revenue is mainly attributed to the Energy Infrastructure (“EI”) product line with the recognition of the upfront revenue on the extension and modification of an existing Build-Own-Operate-Maintain (“BOOM”) contract previously accounted for as an operating lease that is now accounted for as a finance lease in Eastern Hemisphere (“EH”). The Company also had higher After-market Service (“AMS”) revenue from increased parts sales and customer maintenance activities. The increases in EI and AMS revenue was offset by a decrease in Engineered Systems (“ES”) revenue during the current quarter. The decrease in ES revenues is primarily due to project delays and increased costs on a modularized cryogenic natural gas processing facility in Kurdistan (the “EH Cryo project”) partially offset by increased ES revenues in North America (“NAM”) from a strong opening backlog. The prior year results also include higher upfront revenue on a larger finance lease project that commenced operations in the first quarter of 2023.

•

During the three months ended March 31, 2024, the Company recorded gross margin of $87 million and 13.6 percent compared to $119 million and 19.5 percent for the three months ended March 31, 2023. The lower gross margin is primarily due to project delays and increased costs on the EH Cryo project, and the impact of a larger upfront gain on the commencement and recognition of a finance lease project in EH in the first quarter of 2023, partially offset by increased ES revenue in NAM from a strong opening backlog. The decreased gross margin percentage is attributable to the project delays and increased costs on the EH Cryo project, and lower margin on the EI asset that is now being accounted for as a finance lease in EH, partially offset by higher margin projects and strong project execution in NAM, and increased contributions from AMS due to inflationary price adjustments.

•	The Company recorded SG&A of $78 million in the first quarter of 2024, remaining steady from the $78 million in the same period last year.

•

The Company recorded foreign exchange losses of $1 million during the first three months of 2024 compared to foreign exchange losses of $8 million for the same period last year. The decrease in foreign exchange losses is primarily the result of decreasing cash balances in Argentina. The Company also recorded losses from associated instruments of $5 million for the first three months of 2024. Offsetting the impact of these losses, the Company earned interest income on cash and cash equivalents held in Argentina of $1 million for the first three months of 2024 compared to interest income of $6 million for the first three months of 2023. The losses from associated instruments and interest income are not reflected in operating income.

•

Enerflex reported operating income of $8 million during the three months ended March 31, 2024, compared to $33 million reported during the three months ended March 31, 2023. The lower operating income is primarily due to decreased gross margin percentage from project delays and increased costs on the EH Cryo project, partially offset by lower foreign exchange losses.

•

The Company invested $17 million in capital expenditures during the first three months of 2024, which is comprised of $9 million related to property, plant and equipment (“PP&E”) and maintenance expenditures across the global EI assets, and $8 million of investments to expand an EI project in EH.

•

Enerflex recorded ES bookings of $420 million during the three months ended March 31, 2024, compared to $383 million recorded during the three months ended March 31, 2023, mainly attributable to higher bookings in EH and NAM. These strong bookings in the current quarter has resulted in a healthy backlog of $1.3 billion at March 31, 2024, compared to $1.1 billion at December 31, 2023.

M-3

•

The Company repaid $72 million of long-term debt during the three months ended March 31, 2024, which was partially offset by amortization of deferred debt issuance costs. The Company continued to reduce its net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio through strong cash flow generation and continued execution of its large ES backlog. At March 31, 2024, the Company was in compliance with its covenants.

•

Subsequent to March 31, 2024, Enerflex suspended activity at the EH Cryo project in response to a drone attack that resulted in fatalities at an operational facility in proximity to the EH Cryo project. Enerflex has provided its client partner with notice of Force Majeure, suspended activity at the project site and demobilized its personnel. While no Enerflex personnel were injured and there was no physical damage to the Company’s assets, work at the site is suspended as Enerflex evaluates the situation in collaboration with our client partner and assesses next steps.

There can be no assurance that the security situation will improve and while work is suspended Enerflex will not incur any material construction expenditures to complete the EH Cryo project.

•

Subsequent to March 31, 2024, Enerflex declared a quarterly dividend of C$0.025 per share, payable on July 11, 2024, to shareholders of record on May 23, 2024. The Board of Directors (the “Board”) will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

M-4	Q1 2024 Report 2024

Adjusted EBITDA

The Company defines EBITDA as earnings before finance costs, taxes, and depreciation and amortization. Enerflex’s financial results include items that are unique, and items that Management and users of the Financial Statements adjust for when evaluating results. The Company removes the impact of these items when calculating Adjusted EBITDA. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA or as a replacement for measures prepared as determined under IFRS. Adjusted EBITDA may not be comparable to similar non-IFRS measures disclosed by other issuers.

Enerflex believes the adjustment of items that are unique or not in the normal course of continuing operations increases the comparability across items within the Financial Statements or between periods of the Financial Statements. An example of items that are considered unique are restructuring, transaction and integration costs, while an example of an item that increases comparability includes share-based compensation, which fluctuates based on share price that can be influenced by external factors that are not directly relevant to the Company’s current operations. Items the Company has adjusted for in the past include, but are not limited to, restructuring, transaction, and integration costs; share-based compensation; severance costs associated with restructuring activities; government grants; impairments or gains on idle facilities; and impairment of goodwill. These items are considered either unique, non-recurring, or non-cash transactions, and not indicative of the ongoing normal operations of the Company.

The Company also adjusts for the impact of finance leases by eliminating the non-cash upfront selling profit recognized when finance leases are put into service, and instead includes lease payments received over the term of the related lease. The Company believes the adjustment for the impact of finance leases in its Adjusted EBITDA calculation provides a better understanding of Enerflex’s cash-generating capabilities and also improves comparability for similar EI assets with different contract terms.

	Three months ended March 31, 2024
($ millions)	Total	North America	Latin America	Eastern Hemisphere
EBIT	$3	$33	$5	$(35)
Depreciation and amortization	44	18	10	16

EBITDA	47	51	15	(19)
Restructuring, transaction and integration costs	6	3	2	1
Share-based compensation	6	3	1	2
Impact of finance leases
Upfront gain	(3)	—	—	(3)
Principal repayments	13	—	—	13

Adjusted EBITDA	$69	$57	$18	$(6)

	Three months ended March 31, 2023
($ millions)	Total	North America	Latin America	Eastern Hemisphere
EBIT	$33	$21	$(1)	$13
Depreciation and amortization	47	15	13	19

EBITDA	80	36	12	32
Restructuring, transaction and integration costs	13	3	3	7
Share-based compensation	2	2	—	—
Impact of finance leases
Upfront gain	(13)	—	—	(13)
Principal repayments	8	—	—	8

Adjusted EBITDA	$90	$41	$15	$34

Refer to the section “Segmented Results” of this MD&A for additional information about results by geographic location.

M-5

Engineered Systems Bookings and Backlog

Enerflex monitors its ES bookings and backlog as indicators of future revenue generation and business activity levels. Bookings are recorded in the period when a firm commitment or order is received from clients. Bookings increase backlog in the period they are received, while revenue recognized on ES products decreases backlog in the period the revenue is recognized.

The following tables set forth ES bookings and backlog by reporting segment:

	Three months ended March 31,
($ millions)	2024	2023
Bookings
North America	$319	$308
Latin America	5	7
Eastern Hemisphere	96	68

Total bookings	$420	$383

($ millions)	March 31, 2024	December 31, 2023	January 1, 2023
Backlog
North America	$984	$932	$793
Latin America	71	79	39
Eastern Hemisphere	211	123	280

Total backlog	$1,266	$1,134	$1,112

The Company maintained the strong momentum generated in 2023 within its manufacturing business, recording bookings of $420 million during the three months ended March 31, 2024. The increased bookings is based on continuing strong client activity levels.

ES backlog of $1.3 billion at March 31, 2024 increased slightly from the backlog at December 31, 2023. The significant project bookings that were added to Enerflex’s backlog has been offset by the drawdown of existing backlog that contributed to ES revenue recognized in the period.

Global demand for natural gas remains robust, and Enerflex is well positioned to expand its ES business by serving the growing natural gas markets in the Company’s key operating regions. However, weak natural gas prices in North America and recessionary fears could affect the Company’s ability to secure future bookings.

Segmented Results

Enerflex has three reporting segments: NAM, Latin America (“LATAM”), and EH, each of which are supported by Enerflex’s corporate functions. Corporate overhead is allocated to the operating segments based on revenue. In assessing its operating segments, the Company considers geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of clients for its products and services, and distribution methods used.

M-6	Q1 2024 Report 2024

North America Segment Results

	Three months ended March 31,
($ millions, except percentages)	2024	2023
ES bookings	$319	$308
ES backlog	984	854

Segment revenue	$385	$357
Intersegment revenue	(16)	(13)

Revenue	$369	$344

EI	$36	$28
AMS	66	68
ES	267	248
Gross margin	75	59
Gross margin before D&A	86	69
Gross margin %	20.3%	17.2%
Gross margin before D&A %	23.3%	20.1%
SG&A	42	39
Operating income	33	20
EBIT	33	21
EBITDA	51	36
Adjusted EBITDA	57	41
Revenue as a % of consolidated revenue	57.8%	56.5%

Enerflex recorded ES bookings of $319 million in the NAM segment in the first quarter of 2024, compared to $308 million the same period last year. The increase is attributable to a large volume of bookings in both the USA and Canada. Increased bookings reflect steady activity levels in the energy sector in the USA and Canada, with sold margins continuing to increase on new bookings. Accordingly, NAM’s ES backlog of $984 million at March 31, 2024 is expected to result in strong ES revenue generation over the near term.

Revenue increased by $25 million during the three months ended March 31, 2024 compared to the same period last year, which is primarily from increased ES revenues from elevated activity levels on a stronger opening backlog and sustained client bookings. The segment also saw an increase in EI revenue as a result of its expanded contract compression fleet and inflationary price adjustments. These increases to revenue is offset by slightly decreased AMS revenues from lower parts sales.

Gross margin increased during the three months ended March 31, 2024 compared to the same period last year, which is attributable to higher overall revenues and improved margins on sold ES projects. Gross margin percentage also increased during the three months ended March 31, 2024 compared to the three months ended March 31, 2023, primarily due to higher margin projects and strong project execution in ES.

SG&A was higher during the three months ended March 31, 2023 compared to the same period last year, which is primarily due to increased compensation costs.

At March 31, 2024, the USA contract compression fleet totaled approximately 424,000 horsepower. The average utilization of the USA contract compression fleet for the three months ended March 31, 2024 was 93 percent, which is a decrease from 96 percent utilization for the three months ended March 31, 2023. Despite the decrease in utilization, the Company has seen increased revenue due to improved rental pricing.

M-7

Latin America Segment Results

	Three months ended March 31,
($ millions, except percentages)	2024	2023
ES bookings	$5	$7
ES backlog	71	36

Segment revenue	$84	$87
Intersegment revenue	—	—

Revenue	$84	$87

EI	$57	$63
AMS	14	14
ES	13	10
Gross margin	24	21
Gross margin before D&A	35	32
Gross margin %	28.6%	24.1%
Gross margin before D&A %	41.7%	36.8%
SG&A	13	13
Foreign exchange loss	1	8
Operating income (loss)	10	—
EBIT	5	(1)
EBITDA	15	12
Adjusted EBITDA	18	15
Revenue as a % of consolidated revenue	13.2%	14.2%

ES bookings were lower during the three months ended March 31, 2024 compared to the same period of 2023 by $2 million. Enerflex continues to monitor potential projects in LATAM and is well positioned to capitalize on those opportunities should they proceed.

For the three months ended March 31, 2024, LATAM revenues decreased by $3 million when compared to the same period last year, primarily from decreased EI revenue due to the sale of certain EI assets during 2023. The decrease in revenue is offset by increases in ES revenue based on the pace of execution on projects in its backlog.

Gross margin increased by $3 million in the three months ended March 31, 2024 compared to the same period last year, which is mainly due to increases in ES revenues and improved gross margins on ES projects. Gross margin percentage increase during the three months ended March 31, 2024 compared to the same period last year is the result of the increased scope of work on certain projects.

SG&A of $13 million during the three months ended March 31, 2024 remained steady from the $13 million in the same period last year.

Foreign exchange losses decreased during the three months ended March 31, 2024, compared to the same period in 2023, which is the result of decreasing cash balances in Argentina. The Company also recognized losses from associated instruments of $5 million during the three months ended March 31, 2024. The losses were partially offset by $1 million interest income earned on cash and cash equivalents held in Argentina for the three months ended March 31, 2024 compared to the interest income of $6 million recorded in the first three months of 2023. The losses from associated instruments and interest income are not reflected in operating income.

M-8	Q1 2024 Report 2024

Eastern Hemisphere Segment Results

	Three months ended March 31,
($ millions, except percentages)	2024	2023
ES bookings	$96	$68
ES backlog	211	250

Segment revenue	$186	$180
Intersegment revenue	(1)	(1)

Revenue	$185	$179

EI	$136	$48
AMS	41	33
ES	8	98
Gross margin	(12)	39
Gross margin before D&A	(2)	55
Gross margin %	(6.5)%	21.8%
Gross margin before D&A %	(1.1)%	30.7%
SG&A	23	26
Operating income	(35)	13
EBIT	(35)	13
EBITDA	(19)	32
Adjusted EBITDA	(6)	34
Revenue as a % of consolidated revenue	29.0%	29.3%

The Company reported $96 million of bookings during the first three months of 2024, a $28 million increase over the same period in 2023 and mainly relates to an expansion project of an existing EI asset, which is being accounted for as a finance lease. Once the expansion project is complete, it will be accounted for as a finance lease. EH’s backlog decreased in the current period due to revenue recognition outpacing new bookings in the period.

Revenue increased by $6 million during the three months ended March 31, 2024 compared to the same period last year. This increase in revenue is primarily due to higher EI revenue due to the upfront revenue recognized on the extension and modification of an existing BOOM contract previously accounted for as an operating lease that is now accounted for as a finance lease, in addition to increased AMS revenues from higher customer maintenance activities and parts sales across the region. The increase in revenue is offset by significantly lower ES revenue relating to project delays and increased costs on the EH Cryo project, as well as the higher upfront revenue on the commencement of a larger finance lease project during the first three months of 2023.

Gross margin and gross margin percentage for the three months ended March 31, 2024 were lower than the same period in 2023 primarily due to decreased ES revenue from project delays and increased costs on the EH Cryo project and the impact of a larger upfront gain on the commencement and recognition of a finance lease project in EH in the first quarter of 2023.

SG&A was lower during the three months ended March 31, 2024 when compared to the same period last year. This favourable variance is due to lower restructuring, transaction, and integration costs during the current quarter, partially offset by increased compensation costs.

M-9

Gross Margin by Product Line

Each of Enerflex’s three reporting segments oversees execution of three main product lines: EI, AMS, and ES. The EI product line includes infrastructure solutions under contract for natural gas processing, compression, treated water, and electric power equipment. The AMS product line provides after-market mechanical services, parts distribution, operations and maintenance solutions, equipment optimization and maintenance programs, manufacturer warranties, exchange components, long-term service agreements, and technical services to our global clients. The ES product line is comprised of processing, compression, cryogenic, electric power, treated water, and low-carbon solutions, including carbon capture.

The Company considers its EI and AMS product lines to be recurring in nature, given that revenues are typically contracted and extend into the future. The Company aims to diversify and expand EI and AMS offerings, which the Company believes offer longer-term stability in earnings compared to ES revenue, which historically have been dependent on the cyclical demand for new compression, processing, and electric power equipment. While individual EI and AMS contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude these product lines from being considered recurring in nature.

The components of each product line’s gross margins are disclosed in the tables below.

	Three months ended March 31, 2024
($ millions, except percentages)	Total	EI	AMS	ES
Revenue	$638	$229	$121	$288
Cost of goods sold:
Operating expenses	519	149	95	275
Depreciation and amortization	32	28	2	2

Gross margin	$87	$52	$24	$11

Gross margin %	13.6%	22.7%	19.8%	3.8%

Gross margin before D&A	$119	$80	$26	$13

Gross margin before D&A %	18.7%	34.9%	21.5%	4.5%

	Three months ended March 31, 2023
($ millions, except percentages)	Total	EI	AMS	ES
Revenue	$610	$139	$115	$356
Cost of goods sold:
Operating expenses	454	63	92	299
Depreciation and amortization	37	34	2	1

Gross margin	$119	$42	$21	$56

Gross margin %	19.5%	30.2%	18.3%	15.7%

Gross margin before D&A	$156	$76	$23	$57

Gross margin before D&A %	25.6%	54.7%	20.0%	16.0%

M-10	Q1 2024 Report 2024

Income Taxes

The Company reported income tax recovery of $5 million for the three months ended March 31, 2024, compared to income tax expense of $1 million in the same period of 2023. The decrease in income taxes in the current period is primarily due to the effects of exchange rates, partially offset by higher earnings taxed in foreign jurisdictions.

Legal Proceedings

Subsequent to March 31, 2024, the Tenth Circuit Collegiate Court on Labor Matters in Mexico (the “Court”) published a decision setting aside a January 31, 2022 decision of a Labor Board in the State of Tabasco, Mexico (the “Labor Board”) that had ordered subsidiaries of Exterran Corporation (“Exterran”) (now subsidiaries of Enerflex) to pay a former employee MXN$2,152 million (approximately $125 million) plus other benefits in connection with a dispute relating to the employee’s severance pay following termination of his employment in 2015.

In rendering its decision, the Court ruled in favor of Enerflex’ arguments that the Labor Board ruling was in error and had no credible basis in law or fact. The matter has now been returned to the Labor Board to issue a new judgement in accordance with the Court’s ruling and directives, which support the Company’s view that the Labor Board’s ultimate resolution will be immaterial to its financial results.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

M-11

Enerflex Strategy

Enerflex’s Vision of Transforming Energy for a Sustainable Future is supported by a long-term strategy that is founded upon the following key pillars: technical excellence in modularized energy solutions; profitable growth achieved through vertically integrated and geographically diverse product offerings; financial strength and discipline; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of the Company’s capital allocation priorities and decisions, Enerflex has managed a resilient business to create shareholder value over its 40-plus-year history.

Enerflex delivers energy infrastructure and energy transition solutions across the globe by leveraging its enhanced presence in growing natural gas markets. The Company’s vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, low-carbon, and treated water solutions, spanning all phases of a project’s lifecycle, from front-end engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, renewable natural gas (“RNG”), and hydrogen solutions, and works closely with its client partners to help facilitate global decarbonization efforts.

Enerflex will continue to build an increasingly resilient and sustainable business through its EI and AMS product lines over the long term, stabilizing cash flows and reducing cyclicality in the business.

Outlook

Industry Update

Enerflex continues to see consistent demand across all business units and geographic regions, including high utilization of EI assets and the AMS business line. Enerflex’s EI product line is supported by customer contracts, which are expected to generate approximately $1.6 billion of revenue during their remaining terms.

Complementing Enerflex’s recurring revenue businesses is the ES product line. ES results will be supported by a strong backlog of approximately $1.3 billion in projects as of March 31, 2024, with the majority of this work expected to convert into revenue over the next 12 months. Demand for ES products and services is driven by increases in natural gas, oil, and produced water volumes across Enerflex’s global footprint and decarbonization activities. The acquisition of Exterran expanded the global complexion of Enerflex’s ES product line and strengthened the Company’s presence in areas that include cryogenic gas processing, carbon capture, and produced water treatment facilities.

While Enerflex is actively monitoring the near-term impact of weak natural gas prices on customer demand, notably in North America, the Company continues to benefit from activity in oil producing regions and with customers who maintain a positive medium-term view of natural gas fundamentals. The fundamentals for contract compression in the USA remain strong, led by increasing natural gas production in the Permian.

EH Cryo Project Update

Enerflex is also providing an update related to its EH Cryo project. As at March 31, 2024, construction of the EH Cryo project was approximately 85 percent complete, however construction has progressed at a slower pace than anticipated and expected costs to complete increased. As a result, gross margin and adjusted EBITDA were reduced by $41 million based on the Company’s estimate of remaining spend to complete the EH Cryo project of approximately $105 million.

M-12	Q1 2024 Report 2024

The EH Cryo project is recognized as revenue within the ES product line as construction proceeds and any amounts not yet invoiced are presented as an unbilled contract revenue asset on Enerflex’s consolidated statements of financial position. The net unbilled contract revenue asset recognized for the EH Cryo project at the end of the first quarter of 2024 is approximately $147 million and remaining revenue to be recognized is approximately 7 percent of the Company’s ES backlog.

Subsequent to March 31, 2024, in response to a drone attack at an operational facility in proximity to the EH Cryo project, Enerflex has provided its client partner with notice of Force Majeure, suspended activity at the project site and demobilized its personnel. While no Enerflex personnel were injured and there was no physical damage to the Company’s assets, work at the site is suspended as Enerflex evaluates the situation in collaboration with our client partner and assesses next steps.

There can be no assurance that the security situation will improve and while work is suspended Enerflex will not incur any material construction expenditures to complete the EH Cryo project.

Capital Allocation and Shareholder Returns

Enerflex continues to target a disciplined capital program in 2024, with total capital expenditures of $90 million to $110 million. This includes a total of approximately $70 million for maintenance and PP&E capital expenditures. Investments to expand the EI business are discretionary and will be allocated to customer supported opportunities that are expected to generate attractive returns and create value for Enerflex shareholders.

Enerflex will continue to focus on debt reduction and lowering net finance costs in 2024, which will improve the Company’s ability to focus on growth and provide shareholder returns over the medium and long-term.

M-13

Non-IFRS Measures

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures are also used by Management in its assessment of relative investments in operations and include ES bookings and backlog, recurring revenue, EBITDA, bank-adjusted net debt to EBITDA ratio, gross margin before D&A, ROCE, and free cash flow and should not be considered as an alternative to net earnings or any other measure of performance under IFRS. The reconciliation of these non-IFRS measures to the most directly comparable IFRS measure is provided below where appropriate. ES bookings and backlog do not have a directly comparable IFRS measure.

	Three months ended March 31,
($ millions)	2024	2023
EBIT, EBITDA and Adjusted EBITDA
EBIT	$3	$33
EBITDA	47	80
Adjusted EBITDA[1]	69	90

Recurring Revenue
EI	$229	$139
AMS	121	115
Impact of finance leases	(80)	8

Total recurring revenue	$270	$262
% of total revenue	42.3%	43.0%

ROCE
Trailing 12-month EBIT	$12	$(1)
Capital employed – beginning of period
Net debt[2]	$824	$840
Shareholders’ equity	1,054	1,140

	$1,878	$1,980
Capital employed – end of period
Net debt[2]	$743	$884
Shareholders’ equity	1,025	1,148

	$1,768	$2,032
Average capital employed[3]	$1,945	$1,599
ROCE	0.6%	(0.1)%

[1]	Refer to the “Adjusted EBITDA” section of this MD&A.
[2]	Net debt is defined as short- and long-term debt less cash and cash equivalents.
[3]	Based on a trailing four-quarter average.

M-14	Q1 2024 Report 2024

Free Cash Flow

The Company defines free cash flow as cash provided by (used in) operating activities, less maintenance capital expenditures, mandatory debt repayments, lease payments and dividends paid, with proceeds on disposals of PP&E and EI assets added back. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure to help users of the financial statements assess the level of free cash generated to fund other non-operating activities. The following tables reconciles free cash flow to the most directly comparable IFRS measure, cash provided by (used in) operating activities:

	Three months ended March 31,
($ millions)	2024	2023
Cash provided by (used in) operating activities before changes in working capital and other	$18	$50
Net change in working capital and other	83	(52)

Cash provided by (used in) operating activities	$101	$(2)
Less:
Maintenance capital and PP&E expenditures	(9)	(7)
Mandatory debt repayments	(10)	—
Lease payments	(4)	(4)
Dividends	(2)	(2)
Add:
Proceeds on disposals of PP&E and EI assets	2	12

Free cash flow	$78	$(3)

Liquidity

The Company expects that cash flows from operations in 2024, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

($ millions)	March 31, 2024
Cash and cash equivalents	$110
Total Revolving Credit Facility	700
Less:
Drawings on the Revolving Credit Facility	175
Letters of Credit[1]	87

Available for future drawings	$548

[1]

This represents the letters of credit that the Company has funded with the Revolving Credit Facility. Additional letters of credit of $36 million are funded from the $70 million LC Facility. Refer to Note 5 “Long-Term Debt” of the Financial Statements for more information.

The Company continues to meet the covenant requirements of its funded debt, including the three-year secured revolving credit facility (“Revolving Credit Facility”), the three-year secured term loan (“Term Loan”) and senior secured notes (the “Notes”). The senior secured net funded debt is comprised of the Revolving Credit Facility and the Term Loan.

The senior secured net funded debt to EBITDA ratio was 0.5:1, compared to a maximum ratio of 2.5:1, and the bank-adjusted net debt to EBITDA ratio was 2.2:1, compared to a maximum ratio of 4.0:1. The Company exited the quarter with an interest coverage ratio was 3.7:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

M-15

Summarized Statements of Cash Flow

	Three months ended March 31,
($ millions)	2024	2023
Cash and cash equivalents, beginning of period	$95	$187
Cash provided by (used in):
Operating activities	101	(2)
Investing activities	(7)	(33)
Financing activities	(78)	43
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(1)	(1)

Cash and cash equivalents, end of period	$110	$194

Operating Activities

For the three months ended March 31, 2024, cash provided by operating activities was higher than the comparative period, primarily driven by the net changes in working capital, partially offset by the net loss recognized in the current period. Movements in the net change in working capital are explained in the “Financial Position” section of this MD&A.

Investing Activities

Cash used in investing activities for the three months ended March 31, 2024 is lower when compared to the same period last year, primarily due to decreased capital expenditures on energy infrastructure assets.

Financing Activities

Cash used in financing activities is higher for the three months ended March 31, 2024 compared to the cash provided by financing activities for the same period last year primarily due to the net repayment of the Revolving Credit Facility and the mandatory repayment on the Term Loan.

M-16	Q1 2024 Report 2024

Capital Expenditures and Expenditures for Finance Leases

Enerflex distinguishes capital expenditures invested in EI assets as either maintenance or growth. Maintenance expenditures are necessary costs to continue utilizing existing EI assets, while growth expenditures are intended to expand the Company’s EI assets. The Company may also incur costs related to the construction of EI assets determined to be finance leases. These costs are accounted for as work-in-progress (“WIP”) related to finance leases, and once the project is completed and enters service, it is reclassified to cost of goods sold (“COGS”).

During the three months ended March 31, 2024, Enerflex invested $17 million in capital expenditures, including maintenance of the Company’s global EI assets, as well as small-scale investments to expand these EI assets across all regions.

Capital expenditures and expenditures for finance leases are shown in the table below:

	Three months ended March 31,
($ millions)	2024	2023
Maintenance and PP&E	$9	$7
Growth	8	38

Total capital expenditures	17	45

Expenditures for finance leases	1	3

Total capital expenditures and expenditures for finance leases	$18	$48

Financial Position

The following table outlines significant changes in the consolidated statements of financial position as at March 31, 2024 compared to December 31, 2023:

($ millions)	Increase (Decrease)	Explanation
Current assets	31	The increase in current assets is primarily due to higher finance leases receivable, unbilled contract revenue, cash and cash equivalents, and inventories, partially offset by decreases in short-term investments and prepayments.
Energy infrastructure assets	(104)	The decrease in EI assets is primarily due to the transfer of an existing BOOM asset which is being accounted for as a finance lease receivable in EH, and depreciation.
Finance leases receivable	53	Increase in the long-term portion of finance leases receivable is due to the extension and modification of an existing BOOM contract previously accounted for as an operating lease that is now being accounted for as a finance lease in EH.
Current liabilities	89	The increase in current liabilities is primarily due to movements in deferred revenues, accounts payable and accrued liabilities, and provisions driven by increased activity levels, partially offset by a decrease in other current liabilities.
Long-term debt	(66)	Decrease in long-term debt is primarily due to the repayment on the Revolving Credit Facility and the mandatory repayment on the Term Loan
Total shareholders’ equity	(29)	The decrease in total shareholders’ equity is due to the net loss, the impact of stock options, dividends, and the impact of unrealized loss on the translation of foreign operations.

M-17

Quarterly Summary

Three months ended ($ millions, except per share amounts)	Revenue	Net earnings (loss)[1]	Earnings (loss) per share – basic	Earnings (loss) per share – diluted
March 31, 2024	$638	$(18)	$(0.15)	$(0.15)
December 31, 2023	574	(95)	(0.77)	(0.77)
September 30, 2023	581	4	$0.03	$0.03
June 30, 2023	579	(2)	(0.02)	(0.02)
March 31, 2023	610	10	0.08	0.08
December 31, 2022	508	(60)	(0.50)	(0.50)
September 30, 2022	301	(24)	(0.27)	(0.27)
June 30, 2022	291	10	0.12	0.12

[1]	Net earnings (loss) for all periods in the table above is the same as net earnings (loss) from continuing operations.

Seasonality of Operations

The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. The Company’s ES revenue can fluctuate on a quarter-over-quarter basis as a result of these seasonal trends. Revenues are also impacted by both the Company’s and its client partner’s capital investment decisions. The LATAM and EH segments are not significantly impacted by seasonal variations, while certain parts of the USA can be impacted by seasonal trends depending on customer activity, demand, and location. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating. The overall seasonality of the Company’s operations are mitigated by the increase in recurring revenue streams in the USA, LATAM and EH, which provide stable revenues throughout the year. A summary of recurring revenue is found in the “Non-IFRS Measures” section of this MD&A.

M-18	Q1 2024 Report 2024

Capital Resources

On April 30, 2024, Enerflex had 123,988,781 common shares outstanding. Enerflex has not established a formal dividend policy and the Board anticipates setting the quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business. Subsequent to the first quarter of 2024, the Board declared a quarterly dividend of C$0.025 per share.

At March 31, 2024, the Company had combined drawings of $295 million against the Revolving Credit Facility and Term Loan (December 31, 2023 – $368 million, January 1, 2023 – $488 million). The weighted average interest rate on the Revolving Credit Facility and Term Loan at March 31, 2024 was 7.7 percent and 9.3 percent, respectively (December 31, 2023 – 7.7 percent and 9.0 percent, January 1, 2023 – 7.0 percent and 7.8 percent, respectively).

The composition of the borrowings on the Revolving Credit Facility, Term Loan, and the Notes were as follows:

($ millions)	Maturity Date	March 31, 2024	December 31, 2023	January 1, 2023
Drawings on the Revolving Credit Facility	October 13, 2025	$175	$238	$338
Drawings on the Term Loan	October 13, 2025	120	130	150
Notes due October 15, 2027	October 15, 2027	625	625	625

		920	993	1,113
Deferred transaction costs and Notes discount		(67)	(74)	(86)

Total long-term debt		$853	$919	$1,027

Current portion of long-term debt		$40	$40	$20
Non-current portion of long-term debt		813	879	1,007

Total long-term debt		$853	$919	$1,027

At March 31, 2024, without considering renewal at similar terms, the United States dollar equivalent principal payments due over the next five years are $920 million, and nil thereafter.

Responsibility of Management and the Board of Directors

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements, and has in place appropriate information systems, procedures, and controls to ensure that information used internally by Management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and the Board has approved this MD&A and the Financial Statements. The Audit Committee is also responsible for determining that Management fulfills its responsibilities in the financial control of operations, including disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

M-19

Internal Control Over Financial Reporting

Under the supervision, and with the participation, of Enerflex’s Management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the Company conducted an evaluation of the effectiveness of its internal control over financial reporting (“ICFR”) as of March 31, 2024, the end of the period covered by this MD&A. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). In designing and evaluating disclosure controls and procedures, Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

As previously disclosed, in connection with the audit of our consolidated financial statements for the year ended December 31, 2023, we identified material weaknesses in our ICFR that, in aggregate, constitute material weaknesses in three components of internal control as defined by the COSO 2013 Framework, specifically the control activities, information and communication, and monitoring components. Based on the Company’s evaluation over the first quarter of 2024, Management concluded that its disclosure controls and procedures and its ICFR are still not effective as of March 31, 2024.

Under standards established by the U.S. Securities and Exchange Commission, a material weakness is a deficiency or combination of deficiencies in ICFR and exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. If a material weakness is identified, there is a possibility that a material misstatement in annual or interim consolidated financial statements will not be prevented or detected and corrected on a timely basis.

The Company underwent significant expansion of operations and revenue growth following the acquisition of Exterran in October 2022 and, as a consequence of this transaction, Enerflex was required to be compliant with SOX by December 31, 2023. Despite efforts to achieve compliance, the Company was unable to assert that its system of internal control was effective as at December 31, 2023.

Consistent with the previous disclosures, Enerflex has identified the following four material weaknesses in ICFR that continue to impact its financial statement accounts:

•	Lack of consistent written policies and control procedures designed to be sufficiently precise to prevent and detect errors that have the potential to aggregate to a material amount;

•	Insufficient evidencing and retention of documentation to support the review and approval of various controls;

•

An ineffective information and communication process resulting from insufficient design and operation of control activities and inconsistent validation of the accuracy and completeness of information used in the execution of internal controls, primarily related to reports used to extract information from financial reporting systems and spreadsheets that utilize the extracted data; and

•

As a consequence of the above material weaknesses the Company was unable to achieve effective monitoring, as controls did not operate over a sufficient period to enable an evaluation of operating effectiveness.

The material weaknesses did not result in any restatements of consolidated financial statements previously reported by Enerflex and there were no changes to previously released results. Accordingly, Management has concluded that the Financial Statements included in this report present fairly, in all material respects, the Company’s financial position, results of operations, and cash flows for the periods presented, in conformity with IFRS. While there were no material accounting errors identified, there is a possibility that material misstatements in the Company’s Financial Statements will not be prevented or detected on a timely basis because of the material weaknesses.

M-20	Q1 2024 Report 2024

Remediation Plan and Activities:

Management and the Board of Directors of the Company are committed to maintaining a strong internal control environment, including continued investment in the Company’s SOX Compliance Program and prompt remediation of the material weaknesses described above. In addition to work underway as part of the Company’s 2024 SOX Compliance Program, the following steps have been taken in furtherance of our objective to remediate the material weaknesses:

•

Significant investment has been made to elevate the level of resources needed to formalize Management’s monitoring of its system of ICFR. In particular, over 15,000 hours of support from third party experts have been arranged to document, remediate and adequately assess the system of ICFR as at December 31, 2024.

•

More frequent information and communication at the Audit Committee and Executive levels have commenced and training support has continued for all roles critical to a consistently operating system of ICFR.

•

Workshops have commenced that will confirm the critical internal control activities across the organization and will provide transparency to process and control owners on the end-to-end processes that are in place for significant classes of transaction that impact financial reporting.

•

An in-depth analysis of the scope of the organization’s SOX program has also commenced, alongside close coordination with the external auditors on the status of the control deficiencies that existed at December 31, 2023.

•	An in-depth review of the organization’s entity level controls has commenced with an anticipated completion date during the second quarter of 2024.

•	Internal Audit has been commissioned to lead a Remediation Task Force to globally address identified significant deficiencies and material weaknesses in a consistent, efficient, and effective manner.

Management has discussed the material weaknesses and the remediation plan with the Audit Committee, which will continue to review progress of these remediation activities. As the Company continues to evaluate and work to improve its ICFR, Management may determine it necessary to take additional measures to address control deficiencies. The control environment cannot be considered remediated until the applicable controls operate for a sufficient period and management has concluded, through testing, that the controls are operating effectively. Management is committed to implementing the remediation plan throughout 2024 and believes it has committed sufficient resources to remediate the material weaknesses as soon as possible.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company’s processes and systems to improve controls and increase efficiency including, but not limited to, the changes set forth under “Remediation Plan and Activities”, with a view to ensuring that the Company maintains an effective internal control environment. Other than is disclosed in this MD&A, there have been no significant additional changes in the design of the Company’s ICFR during the three months ended March 31, 2024, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

Subsequent Events

Subsequent to March 31, 2024, in response to a drone attack at an operational facility in proximity to the EH Cryo project, Enerflex has provided its client partner with notice of Force Majeure, suspended activity at the project site and demobilized its personnel. While no Enerflex personnel were injured and there was no physical damage to the Company’s assets, work at the site is suspended as Enerflex evaluates the situation in collaboration with our client partner and assesses next steps.

M-21

There can be no assurance that the security situation will improve and while work is suspended Enerflex will not incur any material construction expenditures to complete the EH Cryo project.

Subsequent to March 31, 2024, Enerflex declared a quarterly dividend of C$0.025 per share, payable on July 11, 2024, to shareholders of record on May 23, 2024. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Forward-Looking Statements

This MD&A contains forward-looking information and statements within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this MD&A includes (without limitation) forward-looking information and statements pertaining to: the global demand for natural gas to remain robust and the continued volatility in commodity prices and any impact on the Company’s ability to secure future booking; the ability of the Company to capitalize on potential projects in the LATAM segment; the Company’s belief that diversifying and expanding the EI and AMS offerings will offer longer term-stability in earnings, as compared to ES revenue; the expectation that the Labor Board’s ultimate resolution will be immaterial to the financial results of the Company; disclosures under the heading “Outlook” including: (i) continued expectations for consistent demand across all business units and geographic regions; (ii) the Company’s expectations that the customer contracts which support the EI product line will generate $1.6 billion of revenue during their remaining terms; (iii) expectations that a majority of the $1.3 billion backlog will convert to revenue over the next 12 months; (iv) the Company’s estimate that the remaining revenue to be recognized from the EH Cryo project is approximately 7 percent of the Company’s backlog; (v) the Company’s estimate of remaining spend to complete the EH Cryo project of approximately $105 million; (vi) expectations for a disciplined 2024 capital program including total capital expenditures of between $90 million to $110 million (including a total of approximately $70 million for maintenance and PP&E capital expenditures); (vii) expectations that the spending to expand the Company’s EI business in 2024 will be discretionary and such spending will generate attractive returns and create value for shareholders; (viii) expectations that Enerflex will not incur any material construction expenditures to complete the EH Cryo project while work is suspended; and (ix) the ability of the Company to focus on growth and provide shareholder returns over the medium and long-term; expectations that the Company’s free cash flow from operations in 2024, together with cash and cash equivalents on hand and currently available credit facilities, will be sufficient to fund investments for working capital and capital assets; the Company’s belief that sufficient resources have been committed to the remediation plan for 2024 to remediate the material weaknesses as soon as possible; and the continuation by the Company of paying a sustainable quarterly cash dividend.

All forward-looking information and statements in this MD&A are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex’s products and services are used; general industry conditions; the ability to successfully continue to integrate Exterran and the timing and costs associated there with; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; insufficient funds to support capital investments; availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to: the ability of Enerflex to realize the

M-22	Q1 2024 Report 2024

anticipated benefits of, and synergies from, the acquisition of Exterran and the timing and quantum thereof; the interpretation and treatment of the transaction to acquire Exterran by applicable tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the integrated business; risks associated with technology and equipment, including potential cyberattacks; the occurrence and continuation of unexpected events such as pandemics, severe weather events, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in: (i) Enerflex’s Annual Information Form for the year ended December 31, 2023, (ii) Enerflex’s management’s discussion and analysis for the year ended December 31, 2023, and (iii) Enerflex’s Management Information Circular dated March 15, 2024, each of the foregoing documents being accessible under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking information and statements included in this MD&A are made as of the date of this MD&A and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This MD&A and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this MD&A is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management’s assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company’s historical results of operations. The outlook set forth in this MD&A was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this MD&A has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments, and represents the Company’s expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this MD&A should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

M-23